ONLINETEL REVENUE CONTINUES TO INCREASE

Toronto, December 18th 2002 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to announce that its wholly owned subsidiary Onlinetel Corp. continues to experience significant revenue growth since the launch of its VoIP telephony services in 2002. Annualized weekly revenue in December has averaged over $4.25 million, representing a 255% increase since July 1, 2002 or a compound weekly growth rate of over 5.4% per week.

Eiger expects that Onlinetel’s growth will persist in fiscal 2003 based on current marketing initiatives. Onlinetel has recently completed a beta test for a calling card service and intends to launch this service in fiscal Q2 2003. In addition, in November 2002 David E. Dods contractually joined Eiger as Vice President of Business Development with a mandate to build Onlinetel’s channel partner and affinity business. These initiatives are expected to significantly grow Onlinetel’s customer base by leveraging the distribution strength of channel partners such as network integrators and value added resellers (VARs), and affinity groups such as professional associations, corporations, fulfillment companies and large retailers.

Mr. Dods’ career has encompassed three industries; product testing/certification, fashion/textile and electronic component/computer product distribution. Mr. Dods’ duties encompassed business and market development, identifying profitable business opportunities, initiating and building client and supplier relationships as well as establishing corporate and channel affiliations both in North America and Asia. Mr. Dods was also a key figure in the venture funding process and enjoyed involvement in corporate publicity. As V.P. of Business Development, Mr. Dods is committed to supporting and advancing the market development goals of Eiger and it subsidiaries.

“Overall we are very positive about the current momentum at Eiger,” said Gerry Racicot, CEO of Eiger. “With the continued growth at Onlinetel and previously announced new orders at Eiger Net, Eiger expects to show positive momentum in both revenue and earnings in Q1 2003 as compared to the same period last year and we expect that trend to continue through the balance of 2003.”

Eiger Technology, Inc.,  headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.